                                June 8, 2012

VIA EDGAR

Justin Dobbie, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Infinity Cross Border Acquisition Corporation

Amendment No. 7 to Form S-l on Form F-1

Filed May 25, 2012

File No. 333-173575

Dear Mr. Dobbie:

Infinity Cross Border Acquisition Corporation (the “Company”, “it”, “we”, “us” or “our”), is electronically transmitting hereunder our response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission dated June 6, 2012, regarding the Amendment No. 7 to Form S-l on Form F-1 (the “Registration Statement”) filed on May 25, 2012.

In addition to the revisions reflected in the Registration Statement in response to the Staff’s comments, please be advised that the sponsors will not obtain a letter of credit for the purchase of public warrants and instead will be depositing $3,450,000 into an escrow account for the benefit of holders of public warrants, as described in the Registration Statement.

General

1.	Please provide us your analysis of whether the potential repurchase of up to 40% of the public warrants (as described on the prospectus cover page) would result in a tender offer being effected. We note in this respect that your sponsors' plan will not comply with Rule 10b-18.

We respectfully do not believe that the above-referenced purchases could ever result in a tender offer. Rule 13e-4 and Regulation E apply to “tender offers” engaged in by an issuer or its affiliates. While the SEC has not defined the term “tender offer,” it has provided a set of eight elements as being characteristic of a tender offer as described in Wellman v. Dickinson and other cases. As set forth below, we do not believe that a majority of these elements would be present in the purchase of warrants by the sponsors. Accordingly, we do not believe the tender offer rules could be applicable to such purchases.

Under the Wellman test, the existence of a tender offer is determined by examining the factors set out below, which we examine under the present circumstances known to us:

1.       Active and widespread solicitation of public stockholders for the shares of an issuer. The Company does not expect the sponsors would engage in any type of active or widespread solicitation for the public warrants. Instead, purchases of warrants will be made solely pursuant to a 10b5-1 Plan entered into by the sponsors on or prior to the date of the prospectus.

2.       Solicitation made for a substantial percentage of the issuer’s stock. As noted above, the Company does not expect the sponsors to engage in any type of solicitation. The sponsors have committed to enter into a 10b5-1 Plan for up to 40% of the public warrants. However, the Company cannot anticipate whether any portion of the public warrants will be purchased pursuant to the Plan and in fact, warrantholders are disincentivized from selling their shares for $0.40 to the sponsors as the sponsors are obligated to tender for the warrants at a higher price in connection with the initial business combination. Thus while the permitted purchases may involve a substantial percentage of the Company’s warrants, this can not be known at the present time.

3.       Offer to purchase made at a premium over the prevailing market price. Any purchases made by the sponsors would be in the open market when the prevailing market price would be no greater than $0.40 per warrant. No purchases will be made at a premium over the market price when the market price is greater than $0.40.

4.       Terms of the offer are firm rather than negotiable. Purchases would not be negotiable as such purchases would be pursuant to a 10b5-1 Plan that would be in place on or prior to the effectiveness of the Registration Statement. However, holders of public warrants will have the optionality not to sell the warrants at $0.40 and then either tender their public warrants at $0.60 in connection with a business combination or hold their warrants.

5.       Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased. This aspect of the Wellman test again strongly implies that a tender offer is a broad, publicly disseminated offer to purchase securities, which any permitted purchases would not be. The purchases of warrants by the sponsors would not be contingent on a fixed number of warrants being purchased and our sponsors will have no discretion over the number of public warrants purchased pursuant to the 10b5-1 Plan.

6.       Offer open only a limited period of time. The permitted purchases would be made within a window commencing on the later of 61 days following the date of the prospectus or when the warrants commence separate trading and terminating on the earlier of the date of the announcement of a business combination or until the maximum number of public warrants have been purchased. Accordingly, offers to make such purchases will be made over a significant period of time.

7.       Offeree subjected to pressure to sell his or her stock. As indicated above, since purchases could be entered into for a significant period of time, there is not the type of pressure on warrantholders to rush into “hurried, uninformed” investment decisions that the tender offer rules were designed to protect against. Furthermore, since a warrantholder will have the right to tender the warrants to the sponsors in a tender offer in connection with any business combination at $0.60 per warrant, there is little pressure for such warrantholder to sell their warrants.

8.      Public announcement of a purchasing program precedes or accompanies rapid accumulation of the target’s securities. This aspect of the Wellman test is not applicable in connection with the potential permitted purchases. First, there would be no public announcement of a tender offer, and second, the sponsors would not be accumulating the securities of the target.

Even when considering the totality of the circumstances in the present instance, we respectfully submit that any tender offer concerns should not apply. In the Hanson Trust case, 774 F.2d 47 (2d Cir. 1985), the Second Circuit declined to elevate Wellman to a “litmus test”, and stated that the question — whether a solicitation constitutes a “tender offer” within the meaning of Section 14(d) — turns on whether, viewing the transaction in the light of the totality of the circumstances, there appears to be a likelihood that unless the pre-acquisition filing requirements of Section 14(d) are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.1 The Company has a robust and fulsome disclosure document, the prospectus, on file with the Commission and freely available to all warrantholders. In addition, the Company will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. Accordingly, warrantholders will have all the information available to them necessary to make a carefully considered appraisal of the proposal put before them.

In conclusion, the Company believes that permitted purchases of public warrants by the sponsors pursuant to a 10b5-1 Plan would not be subject to the tender offer rules because they do not constitute a tender offer.

Additionally, although the purchases of warrants will technically not be made pursuant to the safe-harbor of Rule 10b-18, it is the intent of the sponsors that such purchases will comply with the technical requirements of Rule 10b-18 (including timing, pricing and volume of purchases).

2.	We note your response to our prior comment 2 and reissue in part. Please advise regarding what steps, if any, the company or your sponsors will take in relation to your sponsors' plan to repurchase up to 40% of the public warrants to avoid having a manipulative effect on the open market price of the public warrants.

The Company has revised the Registration Statement to state that it is intended that purchases of warrants by the sponsors will comply with the technical requirements of Rule 10b-18 (including timing, pricing and volume of purchases) although the purchases will not actually be effectuated under Rule 10b-18 because as the Staff already noted below, Rule 10b-18 safe-harbor does not apply to the purchases of warrants.

3.	We note your representation that, due to the nature of public trading of the public warrants, your sponsors' plan to repurchase up to 40% of the public warrants as described on pages 13 and 14 most likely will not be conducted pursuant to the Rule 10b-18 safe harbor for purchases by issuers and their affiliated purchasers. We note that the Rule 10b-18 safe harbor is not available for repurchases of warrants. Refer to Question 2 of “Answers to Frequently Asked Questions Concerning Rule 10b-18 (Safe Harbor' for Issuer Repurchases)” available at http://www.sec.gov/divisions/marketreg/rl0bI8faq0504.htm. In the absence of the availability of this safe harbor, how will the company and your sponsors ensure that purchases made pursuant to your sponsors' plan will not violate Sections 9(a)(2) and 10(b) of the Securities Exchange Act of 1934?

The Company acknowledges that the sponsor’s plan to purchase up to 40% of the public warrants will not be made pursuant to a safe-harbor provided by Rule 10b-18 and notes that Rule 10b-18 safe harbor is not available for purchases of warrants. However, it is intended that purchases will comply with the technical requirements of Rule 10b-18 (including timing, pricing and volume of purchases) although the purchases will not actually be effectuated under Rule 10b-18. We have indicated the foregoing in the Registration Statement. Also, it is noted in the Registration Statement that purchases made outside of the safe-harbor provided by Rule 10b-18 could result in liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act.

4.	We note from the disclosure added to the prospectus cover page and from the discussion in the Risk Factors section on page 25 that you are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. As such please revise your disclosures in MD&A to include the following:

•	Your election under Section 107(b) of the JOBS Act:

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, include a statement that the election is irrevocable; or

o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the JOBS Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your disclosures in MD&A.

With respect to the first bullet of the Staff’s comment, we have revised the disclosure on pages 5 and 48 of the Registration Statement as requested to state that we are opting-in to the extended transition period for complying with new or revised accounting standards.

With respect to the second bullet of the Staff’s comment, we have revised the disclosure on pages 48 and 61 of the Registration Statement, as requested.

5.	Please provide a currently dated consent from the independent public accountant in any future amendments to the F-l registration statement.

A currently dated consent is filed as an exhibit with the Registration Statement.

The Offering, page 6

Purchases of public warrants bv our sponsors, page 13

6.	We note your disclosure that your sponsors or their designees have committed to purchase 40% of the public warrants in the aftermarket at $0.40 per public warrant during the period commencing 61 days after the date of the prospectus and terminating on the earlier of the date of the announcement of a business combination or until the maximum number of such public warrants have been purchased. We also note your disclosure on the prospectus cover page that your ordinary shares and warrants comprising the units will not begin separate trading until the 90th day following the date of the prospectus unless EarlyBirdCapital, Inc. allows earlier separate trading and subject to certain other requirements. Please revise this section and the prospectus throughout as applicable to disclose when you anticipate your public warrants to begin separate trading.

The Company has revised the Registration Statement and applicable exhibits to provide that the 10b5-1 purchase program will commence on the later of 61 days after the prospectus or the time at the public warrants commence separate trading.

7.	Please tell us, with a view towards revised disclosure, why your sponsors committed to a purchase price of $0.40 per warrant under the 10b5-1 plan and a purchase price of $0.60 per warrant under the contemplated tender offers. Please also explain why they selected 40% as the amount to purchase under the 10b5 -1 plan.

Both the purchase prices of $0.40 and $0.60 for the warrant purchases, as well as the 40% amount, were determined between the sponsors and the underwriter in an arm's length negotiation.  The $0.40 per warrant purchase price is what was reasonably believed the Company's warrants would trade at after going public but before an announcement of a business combination.  The $0.60 per warrant purchase price is what was reasonably believed the Company's warrants would trade at after announcement of a business combination.  The prices reflect both an attractive price for investors to sell their warrants at and an attractive price for the sponsors to buy the warrants given their belief that they will consummate a successful business combination.

8.	We note your disclosure in the second paragraph that any repurchased public warrants will be exercisable for cash or on a cashless basis, at the holder's option. Please tell us, with a view towards revised disclosure, whether the repurchased public warrants will retain the same exercise period applicable to public warrants.

The Company has revised the Registration Statement on page 8 and 112 to clarify that the repurchased public warrants will retain the same exercise period as the public warrants.

9.	You state in the first paragraph on page 15 that in the event you are unable to close a business combination within the allotted time, your sponsors have agreed to purchase all of the outstanding public warrants not previously purchased by them as promptly as reasonably possible but no more than five business days thereafter at a price of $0.60 per warrant. Please tell us if these purchases will be made pursuant to the previously discussed tender offer or if they will be made in some other manner.

The Company has revised pages 14 and 75 in the Registration Statement to clarify that in the event the Company is unable to close a business combination within the allotted time, the public warrants will not be purchased by the sponsors. Instead, the escrow agent will be authorized to transfer $0.60 per public warrant, to holders of public warrants other than the sponsors, as promptly as reasonably possible but no more than five business days thereafter and all such public warrants and repurchased public warrants will expire worthless.

Risk Factors, page 25

The requirements of being a public companv mav strain our resources, page 48

10.	Please revise the fourth paragraph to describe in greater detail how and when a company may lose emerging growth company status. In this regard, we note that you have not discussed the revenue or non-convertible debt issuance limitations. Refer to Section 101(a) of the JOBS Act. Please also revise the Periodic Reporting and Financial Information section on page 90 accordingly.

The Company has revised its disclosure on pages 48 and 90 in response to the Staff’s comment.

Repurchases and Tender Offer of Public Warrants, page 75

11.	We note your disclosure in the third paragraph that the proceeds of the letter of credit shall not comprise any portion of any pro-rata distribution of the trust account. Please confirm our understanding that the letter of credit will not be secured by any proceeds from the offering or any funds held in the trust account.

The Company hereby acknowledges to the Staff that no portion of the sponsor escrow account shall comprise any portion of any pro-rata distribution of the trust account and the sponsor escrow account will not be secured by any proceeds from the offering or any funds held in the trust account.

Notes to Financial Statements, page F-7

Subsequent Events, page F-14

12.	Please revise the company's financial statements and related disclosures, including its earnings per share computations, to give retroactive effect to the 1.25 for 1 forward stock split that occurred on May 24, 2012. Refer to the guidance outlined in SAB Topic 4:C and ASC 26-10-55-12.

The Company has revised its financial statements and related disclosure in response to the Staff’s comment.

Exhibit 10.1

13.	Please refile a fully executed copy of the promissory note. In this regard, we note that the filed version contains brackets and does not include a conformed signature.

The Company has re-filed this exhibit.

Exhibit 10.11

14. Please file a copy of the form of letter of credit. In this regard, we note that your annotation that a copy was previously filed does not appear correct.

The Company has filed the escrow agreement as an exhibit which is replacing the previously referenced letter of credit.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Stuart Neuhauser, Esq., at (212) 370-1300.

Very truly yours,

/s/ Mark Chess
Mark Chess

cc:	Via E-mail
Stuart Neuhauser, Esq.